Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2024	As at June 30, 2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	316,002	316,054	3,793
Intangible assets	6	32,748	30,971	372
Property, plant and equipment	4	81,608	79,957	960
Right-of-Use assets	5	17,955	19,233	231
Financial assets
Derivative assets	17	25	—	—
Investments	7	21,629	21,262	255
Trade receivables		4,045	584	7
Other financial assets	10	5,550	5,290	63
Investments accounted for using the equity method		1,044	999	12
Deferred tax assets		1,817	1,752	21
Non-current tax assets		9,043	9,453	113
Other non-current assets	11	10,331	11,656	140

Total non-current assets		501,797	497,211	5,967

Inventories	8	907	912	11
Financial assets
Derivative assets	17	1,333	1,359	16
Investments	7	311,171	351,917	4,223
Cash and cash equivalents	9	96,953	98,304	1,180
Trade receivables		115,477	114,071	1,369
Unbilled receivables		58,345	61,720	741
Other financial assets	10	10,536	9,050	109
Contract assets		19,854	19,414	233
Current tax assets		6,484	6,031	72
Other current assets	11	29,602	30,827	370

Total current assets		650,662	693,605	8,324

TOTAL ASSETS		1,152,459	1,190,816	14,291

EQUITY
Share capital		10,450	10,460	126
Share premium		3,291	5,512	66
Retained earnings		630,936	661,495	7,938
Share-based payment reserve		6,384	5,498	66
Special Economic Zone re-investment reserve		42,129	41,602	499
Other components of equity		56,693	55,526	666

Equity attributable to the equity holders of the Company		749,883	780,093	9,361
Non-controlling interests		1,340	1,669	20

TOTAL EQUITY		751,223	781,762	9,381

LIABILITIES
Financial liabilities
Loans and borrowings	12	62,300	62,317	748
Lease liabilities		13,962	16,191	194
Derivative liabilities	17	4	—	—
Other financial liabilities	14	4,985	5,747	69
Deferred tax liabilities		17,467	17,231	207
Non-current tax liabilities		37,090	37,238	447
Other non-current liabilities	15	12,970	13,879	167

Total non-current liabilities		148,778	152,603	1,832

Financial liabilities
Loans, borrowings and bank overdrafts	12	79,166	82,283	987
Lease liabilities		9,221	8,115	97
Derivative liabilities	17	558	141	2
Trade payables and accrued expenses	13	88,566	83,051	997
Other financial liabilities	14	2,272	2,825	34
Contract liabilities		17,653	17,541	211
Current tax liabilities		21,756	26,881	323
Other current liabilities	15	31,295	33,743	405
Provisions	16	1,971	1,871	22

Total current liabilities		252,458	256,451	3,078

TOTAL LIABILITIES		401,236	409,054	4,910

TOTAL EQUITY AND LIABILITIES		1,152,459	1,190,816	14,291

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W—100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
July 19, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2023	2024	2024
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	228,310	219,638	2,636
Cost of revenues	21	(161,261)	(153,306)	(1,840)

Gross profit		67,049	66,332	796
Selling and marketing expenses	21	(16,584)	(15,844)	(190)
General and administrative expenses	21	(15,887)	(14,213)	(172)
Foreign exchange gains/(losses), net	23	(62)	(206)	(2)

Results from operating activities		34,516	36,069	432
Finance expenses	22	(3,086)	(3,288)	(39)
Finance and other income	23	6,542	7,480	90
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		3	(45)	(1)

Profit before tax		37,975	40,216	482
Income tax expense	19	(9,115)	(9,850)	(118)

Profit for the period		28,860	30,366	364

Profit attributable to:
Equity holders of the Company		28,701	30,032	360
Non-controlling interests		159	334	4

Profit for the period		28,860	30,366	364

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		5.23	5.75	0.07
Diluted		5.12	5.73	0.07
Weighted average number of equity shares used in computing earnings per equity share
Basic		5,482,733,329	5,225,776,256	5,225,776,256
Diluted		5,600,307,315	5,236,768,113	5,236,768,113

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W—100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
July 19, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	28,860	30,366	364
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	(45)	58	1
Net change in fair value of investment in equity instruments measured at fair value through OCI	16	(319)	(4)

	(29)	(261)	(3)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(362)	(1,399)	(17)
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	2	^	^
Net change in time value of option contracts designated as cash flow hedges, net of taxes	40	4	^
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	512	85	1
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	1,648	218	3
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	1,039	184	2

	2,879	(908)	(11)

Total other comprehensive income, net of taxes	2,850	(1,169)	(14)

Total comprehensive income for the period	31,710	29,197	350

Total comprehensive income attributable to:
Equity holders of the Company	31,640	28,865	346
Non-controlling interests	70	332	4

	31,710	29,197	350

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W—100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
July 19, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2023	5,487,917,741	10,976	3,689	660,964	5,632	46,803	43,255	(1,403)	11,248	781,164	589	781,753
Comprehensive income for the period
Profit for the period	—	—	—	28,701	—	—	—	—	—	28,701	159	28,860
Other comprehensive income	—	—	—	—	—	—	(359)	2,200	1,098	2,939	(89)	2,850

Total comprehensive income for the period	—	—	—	28,701	—	—	(359)	2,200	1,098	31,640	70	31,710

Issue of equity shares on exercise of options	924,252	2	466	—	(466)	—	—	—	—	2	—	2
Issue of shares by controlled trust on exercise of options (1)	—	—	—	444	(444)	—	—	—	—	—	—	—
Compensation cost related to employee share-based payment	—	—	—	3	1,546	—	—	—	—	1,549	—	1,549
Transferred from Special Economic Zone re-investment reserve	—	—	—	912	—	(912)	—	—	—	—	—	—
Liability for Buyback of equity shares, including tax thereon	—	—	—	(144,978)	—	—	—	—	—	(144,978)	—	(144,978)
Transaction cost related to Buyback	—	—	—	(348)	—	—	—	—	—	(348)	—	(348)
Others	—	—	—	—	—	—	—	—	—	—	(35)	(35)

Other transactions for the period	924,252	2	466	(143,967)	636	(912)	—	—	—	(143,775)	(35)	(143,810)

As at June 30, 2023	5,488,841,993	10,978	4,155	545,698	6,268	45,891	42,896	797	12,346	669,029	624	669,653

(1)

Includes 8,607,941 treasury shares held as at June 30, 2023 by a controlled trust. 1,287,895 shares have been transferred by the controlled trust to eligible employees on exercise of options during the three months ended June 30, 2023.

(2)	Refer to Note 18
(3)	Refer to Note 17

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the period
Profit for the period	—	—	—	30,032	—	—	—	—	—	30,032	334	30,366
Other comprehensive income	—	—	—	—	—	—	(1,398)	307	(76)	(1,167)	(2)	(1,169)

Total comprehensive income for the period	—	—	—	30,032	—	—	(1,398)	307	(76)	28,865	332	29,197

Issue of equity shares on exercise of options	5,025,959	10	2,221	—	(2,221)	—	—	—	—	10	—	10
Compensation cost related to employee share-based payment	—	—	—	—	1,335	—	—	—	—	1,335	—	1,335
Transferred from Special Economic Zone re-investment reserve	—	—	—	527	—	(527)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(3)	(3)

Other transactions for the period	5,025,959	10	2,221	527	(886)	(527)	—	—	—	1,345	(3)	1,342

As at June 30, 2024	5,230,164,205	10,460	5,512	661,495	5,498	41,602	45,863	885	8,778	780,093	1,669	781,762

Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		126	66	7,938	66	499	550	11	105	9,361	20	9,381

(1)	Includes 5,952,740 treasury shares held as at June 30, 2024 by a controlled trust.
(2)	Refer to Note 18
(3)	Refer to Note 17

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W—100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
July 19, 2024

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2023	2024	2024
			Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	28,860	30,366	364
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/loss on sale of property, plant and equipment, net	78	(23)	^
Depreciation, amortization and impairment expense	7,380	7,289	87
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	(226)	92	1
Share-based compensation expense	1,546	1,335	16
Share of net (profit)/loss of associate and joint venture accounted for using equity method	(3)	45	1
Income tax expense	9,115	9,850	118
Finance and other income, net of finance expenses	(3,456)	(4,192)	(50)
Change in fair value of contingent consideration	(16)	—	—
Lifetime expected credit loss/ (write-back)	300	(26)	^
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	11,633	4,529	54
(Increase)/Decrease in unbilled receivables and contract assets	(6,047)	(3,208)	(38)
(Increase)/Decrease in Inventories	(182)	(6)	^
(Increase)/Decrease in other assets	5,292	140	^
Increase/(Decrease) in trade payables, accrued expenses, other liabilities and provisions	(8,052)	(1,039)	(12)
Increase/(Decrease) in contract liabilities	(3,072)	(73)	(1)

Cash generated from operating activities before taxes	43,150	45,079	540
Income taxes paid, net	(5,637)	(5,120)	(61)

Net cash generated from operating activities	37,513	39,959	479

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(2,209)	(2,619)	(31)
Proceeds from disposal of property, plant and equipment, including advances	1,030	36	^
Payment for purchase of investments	(269,072)	(197,618)	(2,372)
Proceeds from sale of investments	239,800	157,683	1,892
Payment into escrow and term deposits pertaining to Buyback	(15,230)	—	—
Interest received	6,869	6,468	78
Dividend received	1	—	—

Net cash used in investing activities	(38,811)	(36,050)	(433)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	2	10	^
Repayment of loans and borrowings	(15,000)	(20,750)	(249)
Proceeds from loans and borrowings	15,000	23,750	285
Payment of lease liabilities	(2,399)	(2,547)	(31)
Payment for contingent consideration	(1,286)	—	—
Interest and finance expenses paid	(2,626)	(2,247)	(27)
Payment for transaction costs related to Buyback	(201)	—	—

Net cash used in financing activities	(6,510)	(1,784)	(22)

Net increase/(decrease) in cash and cash equivalents during the period	(7,808)	2,125	26
Effect of exchange rate changes on cash and cash equivalents	(461)	(792)	(10)
Cash and cash equivalents at the beginning of the period	91,861	96,951	1,163

Cash and cash equivalents at the end of the period (Note 9)	83,592	98,284	1,179

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W—100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815

Bengaluru
July 19, 2024

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on July 19, 2024.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2024. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2024.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2024, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 83.33 as published by Federal Reserve Board of Governors on June 30, 2024. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price, the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually.

i)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2024, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2024.

i.	New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2024 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 is not expected to have any material impact on the interim condensed consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

On May 9, 2024, IASB issued IFRS 19 ‘Subsidiaries without Public accountability: Disclosures’ which specifies the disclosure requirements an entity is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. The standard allows a subsidiary which does not have public accountability and has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards, to elect IFRS 19. The Company is currently assessing the impact of adopting IFRS 19 on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments relate to derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosures of certain financial assets and financial liabilities. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipment (1)		Furniture and fixtures		Office equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		—		97		1,176		446		60		1		1,780
Disposals		—		(1)		(3,661)		(38)		(1)		—		(3,701)
Translation adjustment		(1)		26		(16)		(6)		(14)		1		(10)

As at June 30, 2023	₹	4,859	₹	47,822	₹	115,231	₹	18,488	₹	7,863	₹	163	₹	194,426

Accumulated depreciation/ impairment:
As at April 1, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		—		358		2,993		532		162		2		4,047
Disposals		—		(1)		(3,312)		(26)		(1)		—		(3,340)
Translation adjustment		—		13		(14)		—		(9)		1		(9)

As at June 30, 2023	₹	—	₹	11,297	₹	85,168	₹	12,026	₹	6,080	₹	148	₹	114,719

Net carrying value as at June 30, 2023	₹	4,859	₹	36,525	₹	30,063	₹	6,462	₹	1,783	₹	15	₹	79,707

Capital work-in-progress													₹	6,757

Net carrying value including Capital work-in-progress as at June 30, 2023													₹	86,464

Gross carrying value:
As at April 1, 2023	₹	4,860	₹	47,700	₹	117,732	₹	18,086	₹	7,818	₹	161	₹	196,357
Additions		—		428		6,975		1,716		354		3		9,476
Additions through Business combinations		—		—		373		—		1		—		374
Disposals		(486)		(1,174)		(22,815)		(1,586)		(663)		(131)		(26,855)
Translation adjustment		1		70		248		17		4		1		341

As at March 31, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693

Accumulated depreciation/ impairment:
As at April 1, 2023	₹	—	₹	10,927	₹	85,501	₹	11,520	₹	5,928	₹	145	₹	114,021
Depreciation and impairment		—		1,490		11,856		2,193		638		7		16,184
Disposals		—		(683)		(22,019)		(1,444)		(639)		(130)		(24,915)
Translation adjustment		—		41		211		18		5		^		275

As at March 31, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565

Net carrying value as at March 31, 2024	₹	4,375	₹	35,249	₹	26,964	₹	5,946	₹	1,582	₹	12	₹	74,128

Capital work-in-progress													₹	7,480

Net carrying value including Capital work-in-progress as at March 31, 2024													₹	81,608

Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		—		1,190		187		41		4		1,422
Disposals		—		(9)		(2,199)		(119)		(89)		^		(2,416)
Translation adjustment		(1)		(65)		(403)		(51)		(30)		(1)		(551)

As at June 30, 2024	₹	4,374	₹	46,950	₹	101,101	₹	18,250	₹	7,436	₹	37	₹	178,148

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		380		2,937		542		148		1		4,008
Disposals		—		(7)		(2,151)		(103)		(75)		^		(2,336)
Translation adjustment		—		(48)		(329)		(29)		(23)		(1)		(430)

As at June 30, 2024	₹	—	₹	12,100	₹	76,006	₹	12,697	₹	5,982	₹	22	₹	106,807

Net carrying value as at June 30, 2024	₹	4,374	₹	34,850	₹	25,095	₹	5,553	₹	1,454	₹	15	₹	71,341

Capital work-in-progress													₹	8,616

Net carrying value including Capital work-in-progress as at June 30, 2024													₹	79,957

^	Value is less than 0.5
(1)	Including net carrying value of computer equipment and software amounting to ₹ 20,495, ₹ 17,553 and ₹ 15,907, as at June 30, 2023, March 31, 2024 and June 30, 2024, respectively.

5. Right-of-Use assets

	Category of Right-of-Use asset
	Land		Buildings		Plant and equipment (1)		Vehicles		Total
Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		—		1,520		—		64		1,584
Disposals		—		(934)		(367)		(42)		(1,343)
Translation adjustment		—		(20)		6		(3)		(17)

As at June 30, 2023	₹	1,278	₹	28,512	₹	2,219	₹	884	₹	32,893

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		5		1,361		109		48		1,523
Disposals		—		(706)		(292)		(35)		(1,033)
Translation adjustment		—		(10)		—		(2)		(12)

As at June 30, 2023	₹	82	₹	12,772	₹	1,009	₹	582	₹	14,445

Net carrying value as at June 30, 2023	₹	1,196	₹	15,740	₹	1,210	₹	302	₹	18,448

Gross carrying value:
As at April 1, 2023	₹	1,278	₹	27,946	₹	2,580	₹	865	₹	32,669
Additions		65		6,505		264		251		7,085
Additions through Business combination		—		33		—		—		33
Disposals		—		(6,203)		(636)		(271)		(7,110)
Translation adjustment		—		172		34		4		210

As at March 31, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887

Accumulated depreciation:
As at April 1, 2023	₹	77	₹	12,127	₹	1,192	₹	571	₹	13,967
Depreciation		21		5,485		444		181		6,131
Disposals		—		(4,439)		(561)		(244)		(5,244)
Translation adjustment		—		64		11		3		78

As at March 31, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932

Net carrying value as at March 31, 2024	₹	1,245	₹	15,216	₹	1,156	₹	338	₹	17,955

Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		3,192		—		34		3,226
Disposals		—		(1,648)		(2)		(44)		(1,694)
Translation adjustment		—		(222)		(4)		(7)		(233)

As at June 30, 2024	₹	1,343	₹	29,775	₹	2,236	₹	832	₹	34,186

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		5		1,340		112		42		1,499
Disposals		—		(1,328)		(2)		(43)		(1,373)
Translation adjustment		—		(97)		(4)		(4)		(105)

As at June 30, 2024	₹	103	₹	13,152	₹	1,192	₹	506	₹	14,953

Net carrying value as at June 30, 2024	₹	1,240	₹	16,623	₹	1,044	₹	326	₹	19,233

(1)	Including net carrying value of computer equipment amounting to ₹ 4, ₹ 2 and ₹ 2 as at June 30, 2023, March 31, 2024 and June 30, 2024, respectively.

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2024		June 30, 2024
Balance at the beginning of the period	₹	307,970	₹	316,002
Translation adjustment		4,206		52
Acquisition through Business combinations(1)		4,314		—
Disposals		(488)		—

Balance at the end of the period	₹	316,002	₹	316,054

(1)

Acquisition through business combination for the year ended March 31, 2024 is after considering the impact of ₹ (503) towards measurement period changes in purchase price allocation of acquisitions made during the year ended March 31, 2023.

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Translation adjustment		(98)		(25)		(123)

As at June 30, 2023	₹	49,715	₹	11,899	₹	61,614

Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment		1,420		390		1,810
Translation adjustment		(34)		(9)		(43)

As at June 30, 2023	₹	16,803	₹	3,656	₹	20,459

Net carrying value as at June 30, 2023	₹	32,912	₹	8,243	₹	41,155

Gross carrying value:
As at April 1, 2023	₹	49,813	₹	11,924	₹	61,737
Acquisition through Business combination		556		390		946
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		609		163		772

As at March 31, 2024	₹	43,672	₹	11,972	₹	55,644

Accumulated amortization/ impairment:
As at April 1, 2023	₹	15,417	₹	3,275	₹	18,692
Amortization and impairment (1) (2)		9,961		1,795		11,756
Deductions/adjustments		(7,306)		(505)		(7,811)
Translation adjustment		209		50		259

As at March 31, 2024	₹	18,281	₹	4,615	₹	22,896

Net carrying value as at March 31, 2024	₹	25,391	₹	7,357	₹	32,748

Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Deductions/adjustments		—		(125)		(125)
Translation adjustment		30		8		38

As at June 30, 2024	₹	43,702	₹	11,855	₹	55,557

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment		1,386		396		1,782
Deductions/adjustments		—		(125)		(125)
Translation adjustment		25		8		33

As at June 30, 2024	₹	19,692	₹	4,894	₹	24,586

Net carrying value as at June 30, 2024	₹	24,010	₹	6,961	₹	30,971

(1)

During the year ended March 31, 2024, a decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,701 for the year ended March 31, 2024, as part of amortization and impairment.

(2)

Due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 2,807 for the year ended March 31, 2024, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Investments

	As at
	March 31, 2024			June 30, 2024
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,404		₹	4,354
Fixed maturity plan mutual funds		1,395			1,136
Financial instruments at FVTOCI
Equity instruments (1)		15,830			15,772
Financial instruments at amortized cost
Inter corporate and term deposits			^			^

	₹	21,629		₹	21,262

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	71,686		₹	100,056
Fixed maturity plan mutual funds		—			285
Financial instruments at FVTOCI
Non-convertible debentures		154,407			177,004
Government securities		7,030			7,078
Commercial papers		11,845			7,195
Bonds		28,195			23,787
Financial instruments at amortized cost
Inter corporate and term deposits (3)		38,008			36,512

	₹	311,171		₹	351,917

	₹	332,800		₹	373,179

Financial instruments at FVTPL	₹	77,485		₹	105,831
Financial instruments at FVTOCI		217,307			230,836
Financial instruments at amortized cost		38,008			36,512

^	Value is less than 0.5
(1)	Uncalled capital commitments outstanding as at March 31, 2024 and June 30, 2024, was ₹ 1,450 and ₹ 1,934, respectively.
(2)	As at March 31, 2024 and June 30, 2024, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 218 and ₹ 222, respectively.
(3)

These deposits earn a fixed rate of interest. As at March 31, 2024 and June 30, 2024, term deposits include current deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 117 and ₹ 73, respectively.

8. Inventories

	As at
	March 31, 2024		June 30, 2024
Stores and spare parts	₹	27	₹	30
Traded goods		880		882

	₹	907	₹	912

9. Cash and cash equivalents

	As at
	March 31, 2024		June 30, 2024
Cash and bank balances	₹	60,648	₹	62,681
Demand deposits with banks (1)		36,305		35,623

	₹	96,953	₹	98,304

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at
	June 30, 2023		June 30, 2024
Cash and cash equivalents	₹	83,616	₹	98,304
Bank overdrafts		(24)		(20)

	₹	83,592	₹	98,284

10. Other financial assets

	As at
	March 31, 2024		June 30, 2024
Non-current
Security deposits	₹	1,221	₹	1,346
Finance lease receivables		4,270		3,911
Dues from officers and employees		59		33

	₹	5,550	₹	5,290

Current
Security deposits	₹	2,035	₹	1,921
Dues from officers and employees		596		547
Interest receivables		230		576
Finance lease receivables		5,307		5,314
Others		2,368		692

	₹	10,536	₹	9,050

	₹	16,086	₹	14,340

11. Other assets

	As at
	March 31, 2024		June 30, 2024
Non-current
Prepaid expenses	₹	3,424	₹	2,863
Costs to obtain contract (1)		2,324		4,149
Costs to fulfil contract (2)		205		190
Others		4,378		4,454

	₹	10,331	₹	11,656

Current
Prepaid expenses	₹	17,574	₹	18,809
Dues from officers and employees		343		464
Advance to suppliers		3,267		1,806
Balance with GST and other authorities		6,029		6,196
Costs to obtain contract (1)		867		1,794
Costs to fulfil contract (2)		60		60
Others		1,462		1,698

	₹	29,602	₹	30,827

	₹	39,933	₹	42,483

(1)	Costs to obtain contract amortization of ₹ 328 and ₹ 264 during the three months ended June 30, 2023 and 2024 respectively.
(2)	Costs to fulfil contract amortization of ₹ 15 and ₹ 15 during the three months ended June 30, 2023 and 2024 respectively.

12. Loans, borrowings and bank overdrafts

	As at
	March 31, 2024		June 30, 2024
Non-current
Unsecured Notes 2026 (1)	₹	62,300	₹	62,317

	₹	62,300	₹	62,317

Current
Borrowings from banks	₹	79,164	₹	82,263
Bank overdrafts		2		20

	₹	79,166	₹	82,283

	₹	141,466	₹	144,600

(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

13. Trade payables and accrued expenses

	As at
	March 31, 2024		June 30, 2024
Trade payables	₹	23,275	₹	22,203
Accrued expenses		65,291		60,848

	₹	88,566	₹	83,051

14. Other financial liabilities

	As at
	March 31, 2024		June 30, 2024
Non-current
Contingent consideration (Refer to Note 17)	₹	429	₹	—
Liability on written put options to non-controlling interests (Refer to Note 17)		4,303		4,366
Deposits and others		253		1,381

	₹	4,985	₹	5,747

Current
Contingent consideration (Refer to Note 17)	₹	—	₹	434
Advance from customers		598		357
Cash settled ADS RSUs		3		—
Capital creditors		333		287
Deposits and others		1,338		1,747

	₹	2,272	₹	2,825

	₹	7,257	₹	8,572

15. Other liabilities

	As at
	March 31, 2024		June 30, 2024
Non-current
Employee benefits obligations	₹	4,219	₹	4,248
Others		8,751		9,631

	₹	12,970	₹	13,879

Current
Employee benefits obligations	₹	16,057	₹	17,471
Statutory and other liabilities		13,275		14,050
Advance from customers		1,192		1,451
Others		771		771

	₹	31,295	₹	33,743

	₹	44,265	₹	47,622

16. Provisions

	As at
	March 31, 2024		June 30, 2024
Current
Provision for onerous contracts	₹	1,599	₹	1,517
Provision for warranty		217		200
Others		155		154

	₹	1,971	₹	1,871

	₹	1,971	₹	1,871

17.	Financial instruments

The carrying value of financial instruments by categories as at March 31, 2024 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	96,953	₹	96,953
Investments (Refer to Note 7)
Equity Instruments		4,404		—		15,830		—		20,234
Fixed maturity plan mutual funds		1,395		—		—		—		1,395
Short-term mutual funds		71,686		—		—		—		71,686
Non-convertible debentures		—		154,407		—		—		154,407
Government securities		—		7,030		—		—		7,030
Commercial papers		—		11,845		—		—		11,845
Bonds		—		28,195		—		—		28,195
Inter corporate and term deposits		—		—		—		38,008		38,008
Other financial assets
Trade receivables		—		—		—		119,522		119,522
Unbilled receivables		—		—		—		58,345		58,345
Other financial assets (Refer to Note 10)		—		—		—		16,086		16,086
Derivative assets (Refer to Note 17)		390		—		968		—		1,358

	₹	77,875	₹	201,477	₹	16,798	₹	328,914	₹	625,064

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	88,566	₹	88,566
Other financial liabilities (Refer to Note 14)		—		—		—		7,257		7,257
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		141,466		141,466
Lease liabilities		—		—		—		23,183		23,183
Derivative liabilities (Refer to Note 17)		329		—		233		—		562

	₹	329	₹	—	₹	233	₹	260,472	₹	261,034

The carrying value of financial instruments by categories as at June 30, 2024 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	98,304	₹	98,304
Investments (Refer to Note 7)
Equity Instruments		4,354		—		15,772		—		20,126
Fixed maturity plan mutual funds		1,421		—		—		—		1,421
Short-term mutual funds		100,056		—		—		—		100,056
Non-convertible debentures		—		177,004		—		—		177,004
Government securities		—		7,078		—		—		7,078
Commercial papers		—		7,195		—		—		7,195
Bonds		—		23,787		—		—		23,787
Inter corporate and term deposits		—		—		—		36,512		36,512
Other financial assets
Trade receivables		—		—		—		114,655		114,655
Unbilled receivables		—		—		—		61,720		61,720
Other financial assets (Refer to Note 10)		—		—		—		14,340		14,340
Derivative assets (Refer to Note 17)		124		—		1,235		—		1,359

	₹	105,955	₹	215,064	₹	17,007	₹	325,531	₹	663,557

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	83,051	₹	83,051
Other financial liabilities (Refer to Note 14)		—		—		—		8,572		8,572
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		144,600		144,600
Lease liabilities		—		—		—		24,306		24,306
Derivative liabilities (Refer to Note 17)		98		—		43		—		141

	₹	98	₹	—	₹	43	₹	260,529	₹	260,670

Fair value:

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2024 and June 30, 2024, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield of Unsecured Notes 2026 as of June 30, 2024 is 5.38%

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfer between Level 1, 2 and 3 during the year ended March 31, 2024 and three months ended June 30, 2024.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2024								June 30, 2024
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	968	₹	—	₹	968	₹	—	₹	1,235	₹	—	₹	1,235	₹	—
Others		390		—		390		—		124		—		124		—
Investments:
Short-term mutual funds		71,686		71,686		—		—		100,056		100,056		—		—
Fixed maturity plan mutual funds		1,395		—		1,395		—		1,421		—		1,421		—
Equity instruments		20,234		108		—		20,126		20,126		109		—		20,017
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds		201,477		1,282		200,195		—		215,064		1,266		213,798		—

Liabilities
Derivative instruments:
Cash flow hedges	₹	(233)	₹	—	₹	(233)	₹	—	₹	(43)	₹	—	₹	(43)	₹	—
Others		(329)		—		(329)		—		(98)		—		(98)		—
Liability on written put options to non-controlling interests		(4,303)		—		—		(4,303)		(4,366)		—		—		(4,366)
Contingent consideration		(429)		—		—		(429)		(434)		—		—		(434)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions

Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2024, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.

Contingent consideration and liability on written put options to non-controlling interest	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2024 and three months ended June 30, 2024:

	As at
Investment in equity instruments	March 31, 2024		June 30, 2024
Balance at the beginning of the period	₹	19,321	₹	20,126
Additions		1,277		412
Disposals (1) (2)		(416)		(210)
Gain/(loss) recognized in consolidated statement of income		(136)		11
Gain/(loss) recognized in other comprehensive income		(485)		(318)
Translation adjustment		565		(4)

Balance at the end of the period	₹	20,126	₹	20,017

(1)	During the year ended March 31, 2024, the Company sold its shares in Moogsoft (Herd) Inc. at a fair value of ₹ 179 and recognized a cumulative loss of ₹ 91 in other comprehensive income.
(2)

During the three months ended June 30, 2024, the Company sold its shares in Headspin Inc. at a fair value of ₹ 184 and recognized a cumulative loss of ₹ 236 in other comprehensive income and cumulative gain of ₹ 17 in the consolidated statement of income.

	As at
Contingent consideration	March 31, 2024		June 30, 2024
Balance at the beginning of the period	₹	(3,053)	₹	(429)
Reversals (1)		1,300		—
Payouts		1,294		—
Finance expense (recognized)/reversed in consolidated statement of income		55		(5)
Translation adjustment		(25)		^

Balance at the end of the period	₹	(429)	₹	(434)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.
^	Value is less than 0.5

	As at
Liability on written put options to non-controlling interests	March 31, 2024		June 30, 2024
Balance at the beginning of the period	₹	—	₹	(4,303)
Addition through Business combination		(4,238)		—
Finance expense recognized in consolidated statement of income		(33)		(64)
Translation adjustment		(32)		1

Balance at the end of the period	₹	(4,303)	₹	(4,366)

Derivative assets and liabilities:

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

(in millions)

	As at
	March 31, 2024					June 30, 2024
	Notional			Fair value		Notional			Fair value
Designated derivative instruments
Sell: Forward contracts	USD	1,349		₹	264	USD	1,419		₹	564
	€	11		₹	10	€	28		₹	25
	£	17		₹	16	£	31		₹	8
	AUD	15		₹	15	AUD	27		₹	(1)
Range forward option contracts	USD	730		₹	192	USD	710		₹	264
	€	129		₹	59	€	95		₹	93
	£	86		₹	(11)	£	60		₹	23
	AUD	57		₹	10	AUD	31		₹	(3)
Interest rate swaps	INR	4,750		₹	(71)	INR	4,750		₹	(37)
	USD	225		₹	233	USD	225		₹	212
Non-designated derivative instruments
Sell: Forward contracts (1)	USD	1,158		₹	(31)	USD	984		₹	29
	€	195		₹	119	€	133		₹	(1)
	£	72		₹	44	£	47		₹	(22)
	AUD	55		₹	30	AUD	52		₹	(4)
	SGD	26		₹	12	SGD	29		₹	3
	ZAR	97		₹	4	ZAR	22		₹	^
	CAD	61		₹	(1)	CAD	73		₹	15
	SAR	188		₹	(2)	SAR	188		₹	(1)
	QAR	5		₹	(2)	QAR	5		₹	^
	TRY	86		₹	(1)	TRY	86		₹	(7)
	NOK	20		₹	2	NOK	6		₹	(1)
	OMR	2		₹	^	OMR	2		₹	^
	JPY	3,975		₹	32	JPY	4,362		₹	43
	DKK	33		₹	3	DKK	24		₹	^
	AED	22		₹	^	AED	8		₹	^
	CNH	11		₹	3	CNH	—		₹	—
	MXN	212		₹	(35)	MXN	187		₹	49
	COP	8,120		₹	(5)	COP	8,120		₹	10
	MYR	20		₹	(2)	MYR	30		₹	1
	RON	80		₹	(9)	RON	80		₹	(6)
	BHD		^	₹	^	BHD		^	₹	^
	HKD	80		₹	^	HKD	79		₹	^
	CRC	3,380		₹	(19)	CRC	—		₹	—
	NZD	2		₹	2	NZD	2		₹	(2)
	KRW	—		₹	—	KRW	1,100		₹	1
	TWD	—		₹	—	TWD	40		₹	^
Buy: Forward contracts	USD	4		₹	1	USD	4		₹	^
	€	7		₹	(5)	€	6		₹	(1)
	£	2		₹	^	£	—		₹	—
	AUD	2		₹	^	AUD	—		₹	—
	CAD	49		₹	(4)	CAD	49		₹	(3)
	QAR	29		₹	10	QAR	29		₹	^
	CNH	126		₹	(5)	CNH	127		₹	^
	RON	91		₹	(9)	RON	51		₹	^
	TWD	40		₹	(2)	TWD	—		₹	—
	PLN	39		₹	(6)	PLN	35		₹	1
	SEK	39		₹	(5)	SEK	38		₹	(4)
	CHF	5		₹	(29)	CHF	10		₹	4
	BRL	67		₹	(5)	BRL	73		₹	(28)
	RMB	25		₹	(6)	RMB	46		₹	(6)
	KWD		^	₹	^	KWD		^	₹	^

				₹	796				₹	1,218

^	Value is less than 0.5
(1)	USD 1,158 and USD 984 includes USD/PHP sell forward of USD 167 and USD 160 as at March 31, 2024 and June 30, 2024, respectively.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2023		2024
Balance as at the beginning of the period	₹	(1,762)	₹	773
Changes in fair value of effective portion of derivatives		1,846		628
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		1,013		(243)
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		(33)		44

Gain/(loss) on cash flow hedging derivatives, net	₹	2,826	₹	429

Balance as at the end of the period	₹	1,064	₹	1,202
Deferred tax asset/(liability) thereon		(267)		(317)

Balance as at the end of the period, net of deferred taxes	₹	797	₹	885

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (256); net (gain)/loss reclassified to cost of revenues of ₹ 24; net (gain)/loss reclassified to finance expenses of ₹ (47), and net (gain)/loss reclassified to finance and other income of ₹ 36 for the three months ended June 30, 2024.

The related hedge transactions for balance in cash flow hedging reserves as at June 30, 2024 are expected to occur and be reclassified to the statement of income over a period of twelve months.

As at June 30, 2023 and 2024, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Three months ended June 30,
	2023		2024
Balance at the beginning of the period	₹	43,255	₹	47,261
Translation difference related to foreign operations, net		(361)		(1,398)
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		2			^

Balance at the end of the period	₹	42,896	₹	45,863

^	Value is less than 0.5

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2023	₹	(548)	₹	(119)	₹	10,793	₹	1,122	₹	—
Other comprehensive income		43		1,039		16		—		—
As at June 30, 2023	₹	(505)	₹	920	₹	10,809	₹	1,122	₹	—
As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		59		184		(319)		—		—
As at June 30, 2024	₹	(227)	₹	1,581	₹	10,001	₹	1,661	₹	(4,238)

19. Income taxes

	Three months ended June 30,
	2023		2024
Income tax expense as per the statement of income	₹	9,115	₹	9,850
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		162		37
Gains/(losses) on cash flow hedging derivatives		626		122
Remeasurements of the defined benefit plans		33		62

	₹	9,936	₹	10,071

Income tax expense consists of the following:

	Three months ended June 30,
	2023		2024
Current taxes	₹	9,135	₹	10,368
Deferred taxes		(20)		(518)

	₹	9,115	₹	9,850

Income tax expenses are net of provision reversal of taxes pertaining to earlier periods, amounting to ₹ 627 and ₹ 194 for the three months ended June 30, 2023 and 2024, respectively.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 27 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended June 30, 2023 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	65,622	₹	68,321	₹	67,155	₹	26,518	₹	227,616	₹	—	₹	227,616
Sale of products		—		—		—		—		—		694		694

	₹	65,622	₹	68,321	₹	67,155	₹	26,518	₹	227,616	₹	694	₹	228,310

B. Revenue by sector
Banking, Financial Services and Insurance	₹	784	₹	42,015	₹	25,522	₹	9,041	₹	77,362
Health		21,727		85		4,823		1,250		27,885
Consumer		26,355		1,114		10,799		4,269		42,537
Communications		3,486		347		3,123		3,462		10,418
Energy, Natural Resources and Utilities		106		10,294		11,111		5,845		27,356
Manufacturing		47		8,484		6,893		1,038		16,462
Technology		13,117		5,982		4,884		1,613		25,596

	₹	65,622	₹	68,321	₹	67,155	₹	26,518	₹	227,616	₹	694	₹	228,310

C. Revenue by nature of contract
Fixed price and volume based	₹	37,524	₹	35,450	₹	39,723	₹	15,942	₹	128,639	₹	—	₹	128,639
Time and materials		28,098		32,871		27,432		10,576		98,977		—		98,977
Products		—		—		—		—		—		694		694

	₹	65,622	₹	68,321	₹	67,155	₹	26,518	₹	227,616	₹	694	₹	228,310

Information on disaggregation of revenues for the three months ended June 30, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	—	₹	219,169
Sale of products		—		—		—		—		—		469		469

	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	469	₹	219,638

B. Revenue by sector
Banking, Financial Services and Insurance	₹	433	₹	41,886	₹	23,048	₹	8,979	₹	74,346
Health		25,565		22		3,841		993		30,421
Consumer		25,621		1,862		10,709		3,948		42,140
Communications		2,999		208		2,310		2,793		8,310
Energy, Natural Resources and Utilities		667		10,107		9,352		4,454		24,580
Manufacturing		14		7,244		5,995		942		14,195
Technology		12,463		6,073		5,223		1,418		25,177

	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	469	₹	219,638

C. Revenue by nature of contract
Fixed price and volume based	₹	35,970	₹	34,578	₹	35,976	₹	13,674	₹	120,198	₹	—	₹	120,198
Time and materials		31,792		32,824		24,502		9,853		98,971		—		98,971
Products		—		—		—		—		—		469		469

	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	469	₹	219,638

21. Expenses by nature

	Three months ended June 30,
	2023		2024
Employee compensation	₹	140,276	₹	132,293
Sub-contracting and technical fees		26,385		24,767
Cost of hardware and software		806		658
Travel		4,175		3,937
Facility expenses		3,452		4,133
Software license expense for internal use		4,607		4,605
Depreciation, amortization and impairment		7,380		7,289
Communication		1,249		993
Legal and professional fees		2,251		2,282
Rates, taxes and insurance		1,462		1,216
Marketing and brand building		977		804
Lifetime expected credit loss/ (write-back)		300		(26)
(Gain)/loss on sale of property, plant and equipment, net (1)		78		(23)
Miscellaneous expenses (1) (2)		334		435

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	193,732	₹	183,363

(1)	(Gain)/loss on sale of property, plant and equipment, net has been reclassified from Miscellaneous expenses and is presented separately for the three months ended June 30, 2023.
(2)	Miscellaneous expenses are net of reversals of contingent consideration (Refer to Note 17).

22. Finance expenses

	Three months ended June 30,
	2023		2024
Interest expense (1)	₹	3,086	₹	3,288

	₹	3,086	₹	3,288

(1)	Includes Interest expense on lease liabilities of ₹ 316 and ₹ 363 for the three months ended June 30, 2023 and 2024, respectively.

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended June 30,
	2023		2024
Interest income	₹	5,244	₹	5,627
Dividend income from equity investments designated as FVTOCI		1		—
Net gain from investments classified as FVTPL		1,336		1,853
Net loss from investments classified as FVTOCI		(39)		—

Finance and other income	₹	6,542	₹	7,480

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	881	₹	(185)
Other foreign exchange gains/(losses), net		(943)		(21)

Foreign exchange gains/(losses), net	₹	(62)	₹	(206)

24. Earnings per equity share:

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2023		2024
Profit attributable to equity holders of the Company	₹	28,701	₹	30,032
Weighted average number of equity shares outstanding		5,482,733,329		5,225,776,256

Basic earnings per equity share	₹	5.23	₹	5.75

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

The calculation of the potential dilutive effect on earnings per share on Buyback of equity shares includes the incremental equity shares arrived as the difference between the number of ordinary shares assumed at the fair value (determined as the average market price of the Company’s shares during the period) and the number of ordinary shares received from satisfying the Buyback offer.

	Three months ended June 30,
	2023		2024
Profit attributable to equity holders of the Company	₹	28,701	₹	30,032
Weighted average number of equity shares outstanding		5,482,733,329		5,225,776,256
Effect of dilutive equivalent share options		10,422,480		10,991,857
Dilutive effect from buyback of equity shares		107,151,506		—

Weighted average number of equity shares for diluted earnings per equity share		5,600,307,315		5,236,768,113

Diluted earnings per equity share	₹	5.12	₹	5.73

25. Employee compensation

	Three months ended June 30,
	2023		2024
Salaries and bonus	₹	133,800	₹	126,128
Employee benefits plans		4,932		4,836
Share-based compensation (1)		1,544		1,329

	₹	140,276	₹	132,293

(1)	Includes ₹ (2) and ₹ (6) for the three months ended June 30, 2023 and 2024 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2023		2024
Cost of revenues	₹	117,733	₹	112,171
Selling and marketing expenses		12,612		11,964
General and administrative expenses		9,931		8,158

	₹	140,276	₹	132,293

The Company has granted 3,341,675 options under RSU option plan during the three months ended June 30, 2024 (3,217,885 for the three months ended June 30, 2023); 8,167,087 options under ADS option plan during the three months ended June 30, 2024 (8,061,125 for the three months ended June 30, 2023).

The Company has also granted 2,014,993 Performance based stock options (RSU) during the three months ended June 30, 2024 (1,892,498 for the three months ended June 30, 2023); 5,297,557 Performance based stock options (ADS) during the three months ended June 30, 2024 (5,648,833 for the three months ended June 30, 2023).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

26. Commitments and contingencies

Capital commitments: As at March 31, 2024 and June 30, 2024 the Company had committed to spend approximately ₹ 10,322 and ₹ 8,837 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 7 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2024 and June 30, 2024, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,455 and ₹ 13,017 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments are completed for the years up to March 31, 2019. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 95,520 and ₹ 96,881 are not acknowledged as debt as at March 31, 2024 and June 30, 2024, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 18,799 and ₹ 19,350 as of March 31, 2024, and June 30, 2024, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

27. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2023, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	65,607	₹	68,303	₹	67,134	₹	26,510	₹	227,554	₹	694	₹	—	₹	228,248
Segment result		13,537		14,169		9,968		2,800		40,474		(161)		(1,840)		38,473
Unallocated										(3,957)		—		—		(3,957)

Segment result total									₹	36,517	₹	(161)	₹	(1,840)	₹	34,516
Finance expenses																(3,086)
Finance and other income																6,542
Share of net profit/(loss) of associate accounted for using the equity method																3

Profit before tax															₹	37,975
Income tax expense																(9,115)

Profit for the period															₹	28,860

Depreciation, amortization and impairment															₹	7,380

Information on reportable segments for the three months ended June 30, 2024, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	67,700	₹	67,338	₹	60,422	₹	23,503	₹	218,963	₹	469	₹	—	₹	219,432
Segment result		13,687		15,533		5,873		2,441		37,534		(47)		59		37,546
Unallocated										(1,477)		—		—		(1,477)

Segment result total									₹	36,057	₹	(47)	₹	59	₹	36,069
Finance expenses																(3,288)
Finance and other income																7,480
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																(45)

Profit before tax															₹	40,216
Income tax expense																(9,850)

Profit for the period															₹	30,366

Depreciation, amortization and impairment															₹	7,289

Revenues from India, being Company’s country of domicile, is ₹ 6,007 and ₹ 4,923 for the three months ended June 30, 2023 and 2024, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended June 30,
	2023		2024
United States of America	₹	126,497	₹	129,433
United Kingdom		29,763		25,106

	₹	156,260	₹	154,539

No customer individually accounted for more than 10% of the revenues during the three months ended June 30, 2023 and 2024.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)	Restructuring cost of ₹ 1,887 and ₹ Nil for the three months ended June 30, 2023 and 2024, respectively is included under Reconciling items.

e)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 1,810 and ₹ 1,782, for the three months ended June 30, 2023 and 2024, respectively, and change in fair value of contingent consideration of ₹ (16) and ₹ Nil, for the three months ended June 30, 2023 and 2024, respectively.

f)	Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,544 and ₹ 1,329 for the three months ended June 30, 2023 and 2024, respectively.

g)	Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ 78 and ₹ (23) for the three months ended June 30, 2023 and 2024, respectively.

28. List of subsidiaries, associate and joint venture as at June 30, 2024 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

	Wipro Financial Outsourcing Services Limited		U.K.

		Wipro UK Limited	U.K.

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.

	Designit A/S		Denmark

		Designit Denmark A/S	Denmark

		Designit Germany GmbH	Germany

		Designit Oslo A/S	Norway

		Designit Spain Digital, S.L.U	Spain

		Designit Sweden AB	Sweden

		Designit T.L.V Ltd.	Israel

	Wipro Bahrain Limited Co. W.L.L		Bahrain

	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium

		Wipro 4C Consulting France SAS	France

		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands

		Wipro CRM Services ApS	Denmark

		Wipro CRM Services UK Limited (1)	U.K.

	Grove Holdings 2 S.á.r.l		Luxembourg

		Capco Solution Services GmbH	Germany

		The Capital Markets Company Italy Srl	Italy

		Capco Brasil Serviços E Consultoria Ltda	Brazil

		The Capital Markets Company BV (1)	Belgium

	PT. WT Indonesia		Indonesia

	Rainbow Software LLC		Iraq

	Wipro Arabia Limited (2)		Saudi Arabia

		Women’s Business Park Technologies Limited (2)	Saudi Arabia

	Wipro Doha LLC		Qatar

	Wipro Gulf LLC		Sultanate of Oman

	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary

	Wipro Information Technology Netherlands BV.		Netherlands

		Wipro do Brasil Technologia Ltda (1)	Brazil

		Wipro Information Technology Kazakhstan LLP	Kazakhstan

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Portugal S.A. (1)	Portugal

		Wipro Solutions Canada Limited	Canada

		Wipro Technologies Limited	Russia

		Wipro Technologies Peru SAC	Peru

		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Technology Chile SPA	Chile

	Wipro IT Service Ukraine, LLC		Ukraine

	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro IT Services S.R.L.		Romania

	Wipro Regional Headquarter		Saudi Arabia

	Wipro Technologies Australia Pty Ltd		Australia

		Wipro Ampion Holdings Pty Ltd (1)	Australia

	Wipro Technologies SA		Argentina

	Wipro Technologies SA DE CV		Mexico

	Wipro Technologies South Africa (Proprietary) Limited		South Africa

		Wipro Technologies Nigeria Limited	Nigeria

	Wipro Technologies SRL		Romania

	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China

	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA

	Wipro Gallagher Solutions, LLC		USA

	Wipro Insurance Solutions, LLC		USA

	Wipro IT Services, LLC		USA

		Aggne Global Inc. (3)	USA

		Cardinal US Holdings, Inc.(1)	USA

		Designit North America, Inc.	USA

		Edgile, LLC	USA

		HealthPlan Services, Inc. (1)	USA

	Infocrossing, LLC	USA

	International TechneGroup Incorporated (1)	USA

	Wipro NextGen Enterprise Inc. (1)	USA

	Rizing Intermediate Holdings, Inc. (1)	USA

	Wipro Appirio, Inc. (1)	USA

	Wipro Designit Services, Inc. (1)	USA

	Wipro Telecom Consulting LLC	USA

	Wipro VLSI Design Services, LLC	USA

Aggne Global IT Services Private Limited (3)		India

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(3)	The company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro CRM Services UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA

	ATOM Solutions LLC		USA

	Capco Consulting Services LLC		USA

	Capco RISC Consulting LLC		USA

	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA

	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA

	International TechneGroup Ltd.		U.K.

	ITI Proficiency Ltd		Israel

	MechWorks S.R.L.		Italy

Wipro NextGen Enterprise Inc.			USA

	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA

	Rizing Lanka (Private) Ltd		Sri Lanka

		Attune Netherlands B.V. (4)	Netherlands

	Rizing Solutions Canada Inc.		Canada

	Rizing LLC		USA

		Aasonn Philippines Inc.	Philippines

		Rizing B.V.	Netherlands

		Rizing Consulting Ireland Limited	Ireland

		Rizing Consulting Pty Ltd.	Australia

		Rizing Geospatial LLC	USA

		Rizing GmbH	Germany

		Rizing Limited	U.K.

		Rizing Pte Ltd. (4)	Singapore

The Capital Markets Company BV			Belgium

	CapAfric Consulting (Pty) Ltd		South Africa

	Capco Belgium BV		Belgium

	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia

	Capco Consultancy (Thailand) Ltd		Thailand

	Capco Consulting Singapore Pte. Ltd		Singapore

	Capco Greece Single Member P.C		Greece

	Capco Poland sp. z.o.o		Poland

	The Capital Markets Company (UK) Ltd		U.K.

		Capco (UK) 1, Limited	U.K.

	The Capital Markets Company BV		Netherlands

	The Capital Markets Company GmbH		Germany

		Capco Austria GmbH	Austria

	The Capital Markets Company Limited		Hong Kong

		Capco Consulting Services (Guangzhou) Company Limited	China

	The Capital Markets Company Limited		Canada

	The Capital Markets Company S.á.r.l		Switzerland

		Andrion AG	Switzerland

	The Capital Markets Company S.A.S		France

	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia

	Wipro Revolution IT Pty Ltd		Australia

	Crowdsprint Pty Ltd		Australia

	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA

	Wipro Appirio (Ireland) Limited		Ireland

		Wipro Appirio UK Limited	U.K.

	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA

	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil

	Wipro do Brasil Servicos Ltda		Brazil

	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil

Wipro Portugal S.A.			Portugal

	Wipro Technologies GmbH		Germany

		Wipro Business Solutions GmbH (4)	Germany

		Wipro IT Services Austria GmbH	Austria

Wipro CRM Services UK Limited			U.K.

	CloudSocius DMCC		United Arab Emirates

(4)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Attune Netherlands B.V.			Netherlands

	Rizing Consulting USA, Inc.		USA

	Rizing Germany GmbH		Germany

	Attune Italia S.R.L		Italy

	Rizing Management LLC		USA

	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore

	Rizing New Zealand Ltd.		New Zealand

	Rizing Philippines Inc.		Philippines

	Rizing SDN BHD		Malaysia

	Rizing Solutions Pty Ltd		Australia

Wipro Business Solutions GmbH			Germany

	Wipro Technology Solutions S.R.L		Romania

As at June 30, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India

Wipro Foundation	India

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm Registration No: 117366W/W - 100018			Managing Director

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815
Bengaluru
July 19, 2024